SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, January 03, 2017

Securities and Exchange Commission of Brazil
Rua Sete de Setembro, nº 111, 33º andar
Centro – Rio de Janeiro

Document submitted through the Empresas.NET System

Attn: Nilza Maria Silva de Oliveira

Company Oversight Manager -1

Ref:  Official Letter 2/2017/CVM/SEP/GEA-1

Rio de Janeiro, January 2, 2017

To

Pedro van Langendonck Teixeira de Freitas
Investor Relations Officer
Braskem S.A. Rua Lemos Monteiro nº 120, 24º andar - Butantã
São Paulo, SP
CEP: 05501-050
Tel: (11) 3576-9531/ Fax: (11) 3576-9532
E-mail: braskem-ri@braskem.com.br
c/c: emissores@bvmf.com.br; ccarajoinas@bvmf.com.br; apereira@bvmf.com.br

Subject: Request for clarification of news report

Dear Sir:

1. We refer you to the news article published on January 1, 2017, in the newspaper O Estado de São Paulo: “Braskem tentará levantar pelo menos US$ 500 mi com emissão no exterior” [Braskem to tap international market to raise at least US$500 million], which contains the following statements:

“Not having tapped the international market for nearly three years, Braskem is planning a bond issue of at least US$500 million for January. But before placing the issue, it wants to assess foreign investors’ reaction to the leniency agreement that it signed recently in order to better understand how much it would effectively have to pay to raise capital abroad. The company’s bonds have hardly been affected in recent years by developments in connection with Operation Car Wash.

It is not clear if the capital raised will be used to pay the global financial penalty of R$3.1 billion levied against Braskem for its participation in the corruption scheme. The company says that the proceeds will be used for general purposes. The company has US$72 million in bonds coming due in January 2017 and US$234 million in 2018”

2. In view of the aforementioned, we ask that you state your position with regard to the article and comment on any other information on the topic deemed important.

3. Said response must be made via the Sistema Empresa.NET system, in the category: Notice to the Market, type: Clarifications of CVM/BOVESPA Consultations, subject matter: Article Published in Media, which should include a transcription of this official letter.

4. Please be advised that, as determined by the Superintendent of Corporate Relations, in the exercise of his legal powers and, based on item II, Article 9 of Federal Law 6,385/76 and on CVM Instruction 452/07, a fine of one thousand reais (R$1,000.00) will be applied, without prejudice to other administrative sanctions, for non-compliance with the requirements of this letter, which is sent exclusively via e-mail, by January 3, 2017, notwithstanding the provisions in the Sole Paragraph of Article 6 of CVM Instruction 358/02."

Dear Sirs,

          We hereby refer to Official Letter 2/2017/CVM/SEP/GEA-1, through which you requested that Braskem ("Braskem" or "Company") provide clarifications regarding the news report entitled “Braskem tentará levantar pelo menos US$ 500 mi com emissão no exterior,” published by the newspaper O Estado de São Paulo on January 1, 2017, as transcribed below.

          In this regard, we clarify that Braskem S.A. constantly monitors the local and international capital markets for opportunities to access financing and refinancing and for lengthening its debt maturity profile. These opportunities are analyzed by the Company's management jointly with its advisors to consider whether they match the profile targeted by Braskem.

          In this context, the Company has been assessing, among the various alternatives that have emerged, the possibility of raising funds in the international market, without, however, having taken any internal decision to approve an issue.

          Furthermore, it is also necessary to correct the information stated in the article regarding the last balance of bonds coming due in 2017 and 2018, which is US$56.7 million and US$135.5 million according to the latest quarterly information released, and not the US$72 million and US$234 million stated in the article.

          We remain at your disposal for any further clarifications that may be necessary.

Sincerely,

Pedro van Langendonck Teixeira de Freitas
Investor Relations Officer
BRASKEM S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.